UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)* Sun BioPharma, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 86664M107
(CUSIP Number)
Ryan R. Gilbertson, 8615 Eagle Creek Circle, Savage, MN 55378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86664M107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Ryan R. Gilbertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 555,538
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1 – Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock of Sun BioPharma, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 712 Vista Blvd., #305, Waconia, MN 55387.

Item 2 - Identity and Background

This statement is being filed by Ryan R. Gilbertson (“Gilbertson”), a Minnesota resident. Gilbertson is a United States citizen. The address of the reporting person is 8615 Eagle Creek Circle, Savage, Minnesota 55378. Gilbertson’s only occupation is as an investor. Through criminal proceedings in the U.S. District Court for the District of Minnesota, Gilbertson was convicted on June 26, 2018 of wire fraud, conspiracy to commit securities fraud, and securities fraud based on activity unrelated to the Issuer or its securities. On December 21, 2018, Gilbertson was sentenced to twelve years of incarceration, a $2 million fine and $15 million in restitution.

Item 3 - Source and Amount of Funds or Other Consideration

On March 17, 2017, Northern Capital Partners I, LP (“NCP I”) purchased from the Issuer a convertible promissory note with an aggregate principal amount of $200,000 (the “Convertible Note”), using funds from the partnership’s investment capital. The Forms of Note Purchase Agreement and Convertible Promissory Note are included as Exhibits 10.1 and 10.2, respectively.

In May 2018, the Issuer received gross proceeds in an offering that represented a qualified financing and triggered a mandatory conversion under the terms of the Convertible Note. As a result, the Convertible Note was exchanged for units consisting of a share of common stock and a warrant to purchase one share of common stock (each, a “Unit”), at a price of $4.50 per Unit. Based on $211,616 of outstanding principal and accrued but unpaid interest through May 15, 2018 NCP I received Units consisting of 47,025 shares of Issuer common stock and warrants to purchase up to 47,025 additional shares of Issuer common stock. The Forms of Securities Purchase Agreement and Warrant relating to the issuance of the Units are filed as Exhibits 10.3 and 10.4, respectively. After the foregoing transactions, Gilbertson beneficially owned 929,810 shares of Issuer common stock, including 47,025 shares subject to warrants.

On September 1, 2018, NCP I disposed of the 47,025 shares of Issuer common stock and all related warrants for total cash proceeds of $200,000.

Mr. Gilbertson served as chief manager of NCP I for the duration of its investment in the Convertible Note and Units. Because Mr. Gilbertson was the Chief Manager of NCP I, he had the power to direct its affairs, including the disposition of any Issuer securities held by NCP I. Therefore Mr. Gilbertson was deemed to beneficially own the Convertible Note. As of the date of this report, NCP I is not known to beneficially own any Issuer securities.

Item 4 - Purpose of Transaction

Representatives of Gilbertson may engage in discussions with members of management, directors, and stockholders of Issuer concerning its business, operations, assets, strategy, future plans, corporate structure, and capitalization. Except as set forth herein, Gilbertson has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Gilbertson reserves the right to determine in the future whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5.     Interest in Securities of the Issuer

(a)

Gilbertson beneficially owns 555,538 shares of the Issuer’s Common Stock, representing approximately 11.0% of the Issuer’s outstanding common stock. Beneficial ownership is calculated on the basis of 5,060,594 shares of common stock outstanding as of the close of business on November 3, 2018, as reported on the cover page to the Issuer’s Form 10-Q for the quarter ended September 30, 2018.

(b)

The reporting person has the sole power to vote or to direct the voting and disposition all 555,538 shares of common stock beneficially owned by the reporting person. The reporting person does not have shared power to vote or to direct the vote of any shares of common stock and does not have share power to dispose or direct the disposition of any shares of common stock.

(c)	The securities transactions described in Item 3 are incorporated by reference in this Item 5(c).

(d)	None.

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(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue.

Gilbertson entered into a Standstill Agreement with the Issuer on December 17, 2017, which agreement expired on March 31, 2018 in accordance with its terms. The text of the agreement is filed as Exhibit 10.3.

Item 7.	Material to Be Filed as Exhibits

Unless otherwise indicated, all documents incorporated into this report by reference to a document filed with the Securities and Exchange Commission by the issuer are located under file number 000-55242.

Exhibit 10.1 – Form of Note Purchase Agreement with Issuer (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed with the Commission by Issuer on March 6, 2017)

Exhibit 10.2 – Form of Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed with the Commission by Issuer on March 6, 2017)

Exhibit 10.3 – Standstill Agreement dated December 17, 2017 (incorporated herein by reference to Exhibit 10.1 to current report on Form 8-K filed with the Commission by Issuer on December 18, 2017)

Exhibit 10.4 – Form of Securities Purchase Agreement, dated February 20, 2018 (incorporated herein by reference to Exhibit 10.1 to current report on Form 8-K filed with the Commission by Issuer on February 26, 2018)

Exhibit 10.5 – Form of Warrant (incorporated herein by reference to Exhibit 10.2 to current report Form 8-K filed with the Commission by Issuer on February 26, 2018)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2019
Date *
Signature Ryan R. Gilbertson

Name/Title

*By signing his name hereto the undersigned does hereby sign this document on behalf of the above-named reporting person pursuant to a power of attorney duly executed thereby.

/s/ Christopher R. Johnson

Christopher R. Johnson, Attorney-in-fact

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

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POWER OF ATTORNEY

I, Ryan R. Gilbertson, hereby authorize and designate Christopher R. Johnson, as my true and lawful attorney-in-fact to:

(1)     execute for and on my behalf, in my capacity as a beneficial owner of securities issued by Sun BioPharma, Inc. (the "Company"), Form ID or Forms 3,

4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934

(the "Exchange Act") and the rules and regulations promulgated thereunder and other forms, reports or other documentation on my behalf as may be required to be filed in connection with my ownership, acquisition, or disposition of securities of the Company, including Form 144 and Schedule 13D and 13G, or relating to my credentials for the electronic submission of filings to the U.S. Securities and

Exchange Commission, including passphrase reset requests;

(2)     do and perform any and all acts for and on my behalf which may be necessary or desirable to complete and execute any such Form ID, Forms 3, 4 or 5,

or other forms, reports or other documentation and file the same with the U.S.

Securities and Exchange Commission and any stock exchange or similar authority; and

(3)     take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be to my benefit,

in my best interest, or legally required of me, it being understood that the statements executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

I hereby further grant such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes,

shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor is the Company assuming, any of my responsibilities to comply with Section 16 of the Exchange Act or Rule 13 promulgated thereunder.

This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 or 5 or reports on Schedules 13D or 13G with respect to my holdings of and transactions in securities issued by the Company, unless earlier revoked by me in a signed writing delivered to the foregoing attorney-in-fact.

I hereby revoke all previous powers of attorney that have been granted by me in connection with my reporting obligations under Section 16 of the Exchange Act,

Rule 13 promulgated thereunder, or otherwise arising from my holdings of and transactions in securities issued by the Company.

IN WITNESS WHEREOF, I have caused this Power of Attorney to be duly executed as of this 21st day of January 2019.

/s/ Ryan R. Gilbertson

Ryan R. Gilbertson

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